Lily Dang

Karl Hiller

United States Securities and Exchange Commission

Division of Corporation Finance

Tel: (202) 551-3867

Fax: (202)772-9368 or 9369

Re:	China Prosperous Clean Energy Corp.

Form 8-K Item 4.01

Filed October 15, 2008

File No. 000-53224

Date: October 23, 2008

Dear Ladies and Gentlemen,

On behalf of China Prosperous Clean Energy Corporation (the “Company”), in connection with the above referenced reports, we are hereby providing you the following responses to the comments in your letter dated October 22, 2008:

Comment:

Form 8-K filed October 15, 2008

Item 4.01 Change in Registrant's Certified Public Accountant

1. Please amend your filing within five business days to disclose whether your decision to change accountants was recommended or approved by your audit committee or board of directors pursuant to Item 304(a)(I)(iii) of Regulation S-K, and whether you consulted your new accountant on any matter pursuant to Item 304(a)(2) of Regulation S-K.

Response:

We have amended the Form 8-K to disclose the information you requested. The decision to change accountants was approved by our Board of Directors pursuant to Item 304(a)(I)(iii) of Regulation S-K, and as disclosed in our amended Form 8-K, during the Company's most recent fiscal years and the interim period through the date of the amendment, neither the Company nor anyone on its behalf has consulted with the new accountant regarding any of the matters referenced in Item 304(a)(2) of Regulation S-K. For detailed information, please refer to the Form 8-K/A the Company filed on October 23, 2008.

In accordance with your request, the Company acknowledges as follows:

(1) the company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 86-372-3166864 or our legal counsel’s office at telephone (212) 219-7783 or fax (212) 219-3604.

Very truly yours,

/s/ Wei Wang

Wei Wang

Chief Executive Officer

China Prosperous Clean Energy Corporation